Exhibit 99

IMMEDIATE	13 JUNE 2005

RE: CORVUS CAPITAL INC

Royal & SunAlliance note the announcement made by Corvus Capital Inc regarding its interest in the Company.

Royal & SunAlliance confirms that it has not received any approach, nor is it involved in any discussions which could lead to an offer being made for the Company.

A further announcement will be made if and when appropriate.

--ENDS--

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0) 20 7111 7134